Exhibit 99.1

CONTACT:	Delta Corporate Communications 404-715-2554

Delta Reinforces New York Commitment with
Plan for Domestic Hub at LaGuardia Airport

Agreement with US Airways will allow more customers to travel to and from New York’s preferred domestic airport with increased efficiency

NEW YORK, Aug. 12, 2009 – Delta Air Lines (NYSE: DAL) today announced it has reached a definitive agreement with US Airways (NYSE: LCC) to exchange certain flying rights and airport facilities at New York’s LaGuardia and Washington’s Reagan National airports, allowing Delta to expand its New York customer service and convenience by creating a domestic hub at LaGuardia Airport.

The agreement, which is subject to government approvals, calls for US Airways to transfer 125 operating slot pairs to Delta at LaGuardia and Delta to transfer 42 operating slot pairs to US Airways at Reagan National.  The airlines also will swap gates at LaGuardia between the Marine Air Terminal and US Airways’ Terminal C to consolidate all Delta operations – including the Delta Shuttle – into an expanded main terminal facility with 11 additional gates for Delta customers.

“Delta continues to take innovative steps to adapt our business to the changing competitive and economic environment we face,” said Delta Chief Executive Officer Richard Anderson.  “Increasing Delta’s service in the world’s most competitive and largest air service market is a key part of our long-term strategy.  This transaction will provide substantial benefits to our customers, employees and shareholders in years to come.”

The proposed agreement will increase competition and choice for New York customers by enabling Delta to build a hub operation at LaGuardia that will increase the number of customers served at each takeoff and landing slot without increasing congestion.

Delta expects to more than double the number of nonstop destinations it serves from LaGuardia by adding or preserving service to more than 30 small- and medium-sized communities.  The airline plans to add new flights to more than a dozen cities not currently served by US Airways.  In every slot where US Airways operates small turboprops today, Delta will operate larger jets.  These new markets and larger aircraft would allow more than two million additional passengers to transit LaGuardia each year without increasing the total number of takeoffs and landings.

“Delta’s investment at LaGuardia is good for customers because it provides new convenient service options and ensures continued access to many small communities that our competitors have not historically served,” said Gail Grimmett, Delta’s senior vice president – New York.  “During the last 30 years, successful slot trades have helped foster a competitive environment for the airline industry.  With this agreement, Delta will inject additional competition in the New York market. Many small- and medium-sized communities throughout upstate New York and New England will benefit from service upgrades where Delta will operate larger regional and mainline jets.”

Once the transaction is approved, Delta plans to begin a nearly $40 million construction project at LaGuardia to connect the current Delta and US Airways main terminals; rebrand US Airways’ existing main terminal gates, ticket counters and lounges to Delta’s standards; and create a new dedicated check-in area for Medallion, First Class, BusinessElite and Shuttle customers. This facility transition will be completed in 2010.

In addition to the improvements at LaGuardia, Delta will continue to invest at its hub at New York’s leading international airport, John F. Kennedy International (JFK), and will continue to explore long-term options to upgrade terminal facilities.

Since making a strategic decision to build New York into a hub earlier this decade, Delta has made major investments across the tri-state region, boosting its economic impact to more than $13 billion annually.  Along with adding more than 30 new international routes at JFK, Delta has created more than 2,000 jobs across the state, invested heavily in New York sponsorships and advertising and completed more than $70 million in facility upgrades at JFK’s Terminals 2 and 3.

As part of the transaction, Delta also will exchange a limited number of international route authorities to US Airways for service to Brazil and Japan.  These transfers will not result in any material schedule changes for Delta customers.

Delta also will continue to serve Washington’s Reagan Airport with numerous daily frequencies to its seven hubs, hourly shuttle service to LaGuardia and flights to select small communities.

Both Delta and US Airways will submit the transaction for review by the U.S. Department of Justice, together with applications for approval by the Federal Aviation Administration and the U.S. Department of Transportation.

Delta Air Lines is the world’s No. 1 airline.  From its hubs in Atlanta, Cincinnati, Detroit, Memphis, Minneapolis-St. Paul, New York-JFK, Salt Lake City, Paris-Charles de Gaulle, Amsterdam and Tokyo-Narita, Delta, its Northwest subsidiary and Delta Connection carriers offer service to 376 destinations in 67 countries and serve more than 170 million passengers each year.  Delta’s marketing alliances allow customers to earn and redeem either SkyMiles or WorldPerks on more than 16,000 daily flights offered by SkyTeam and other partners. Delta‘s more than 70,000 employees worldwide are reshaping the aviation industry as the only U.S. airline to offer a full global network.  Customers can check in for flights, print boarding passes, check bags and flight status at delta.com.

Forward-looking statements

Statements in this news release that are not historical facts, including statements regarding our estimates, expectations, beliefs, intentions, projections or strategies for the future, may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from the estimates, expectations, beliefs, intentions, projections and strategies reflected in or suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the cost of aircraft fuel; the effects of the global recession; the effects of the global financial crisis; the impact of posting collateral in connection with our fuel hedge contracts; the impact that our indebtedness will have on our financial and operating activities and our ability to incur additional debt; the restrictions that financial covenants in our financing agreements will have on our financial and business operations; labor issues; the ability to realize the anticipated benefits of our merger with Northwest; the integration of the Delta and Northwest workforces; interruptions or disruptions in service at one of our hub airports; our increasing dependence on technology in its operations; our ability to retain management and key employees; the ability of our credit card processors to take significant holdbacks in certain circumstances; the effects of terrorist attacks; and competitive conditions in the airline industry.

Additional information concerning risks and uncertainties that could cause differences between actual results and forward-looking statements is contained in our Securities and Exchange Commission filings, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009. Caution should be taken not to place undue reliance on our forward-looking statements, which represent our views only as of August 12, 2009 and which we have no current intention to update.

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